UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GERARDO GRAJALES WILL ASSUME ROLE AS STRATEGIC BUSINESS VICE

PRESIDENT OF AVIANCA HOLDINGS S.A.

Bogota, October 19, 2016. After sixteen years as Executive Vice President and Chief Financial Officer, Gerardo Grajales Lopez will assume on November 1 his new role as Strategic Business Vice President for Avianca Holdings S.A. (the “Company”). Roberto Held Otero will assume the role of the new Senior Finance Vice President.

“During my time at the Company and together with a group of talented professionals, we successfully culminated several high caliber projects which contributed to the positioning and expansion of the airline in Latin America, which were key for the organization to become a solid, profitable Company with an excellent reputation among banks and investors,” stated Mr. Grajales.

Without a doubt, one of Mr. Grajales most important challenges was his role in the restructuring process that the Company faced in the New York courts, which allowed the Company to successfully emerge from Chapter 11 on December, 2004 and initiated a new financial period for the airline.

In 2006 he led the Company´s new fleet negotiations with Airbus and Boeing, worth more than $5 billion dollars. As a result of the integration of Avianca and Taca, his department realized significant synergies for the company.

Other important achievements during Mr Grajales tenure in the Company include: a $277 million issuance of ordinary bonds in 2009, an initial public offering and listing on the Colombian Stock Exchange worth more than $250 million dollars and the listing of the Company on the New York Stock Exchange in 2013 in connection with the Company’s U.S. initial public offering worth more than $400 million dollars (including amounts sold by selling shareholders). In 2014, he was elected by Latin Trade as CFO of the year in Colombia.

New Finance Senior Vice President

Prior to joining the Company, Mr. Held served as Chief Financial Officer for Procafecol S.A.-Juan Valdez Coffee, where he stood out for his strategic management in the control, automatization and efficiency of the financial processes, through operational excellence and resource optimization as well as by the implementation of new technologies to increase productivity, connectivity and cooperation in local operations as well as in the brands global expansion.

As the new head of the Company´s financial management, the newly appointed Senior Vice President of Finance will work with his team in developing new strategies that will focus on the productivity and financial competitiveness of the Company.

Mr. Held has a bachelor’s degree in industrial engineering from the Universidad de los Andes in Bogota, a post graduate degree in Financial Law and an executive MBA from IE Business School. Prior to joining the Company, he served as Local Cash Head Vice President in Citibank Colombia and President and Equities Head for the Andean Region in Comisionista de Bolsa Citivalores S.A.

He has also served in different positions in the Colombian Stock Exchange, which allowed him to acquire a broad experience in developing and managing the stock market, implementing market penetration strategies and identifying business opportunities.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect,

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs